SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-10145

MILLENNIUM SAVINGS AND INVESTMENT PLAN

(Title of the Plan)

LYONDELL CHEMICAL COMPANY

1221 McKinney Street

Suite 700

Houston, Texas 77010

(Name and address of principal executive office of the issuer of the securities)

MILLENNIUM SAVINGS AND INVESTMENT PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under The Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIR M

To the Participants and Benefits Administrative Committee of the

Millennium Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Millennium Savings and Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 29, 2005

MILLENNIUM SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments:
Common Stock	$3,021,710	$2,582,414
Millennium Chemicals Inc. common stock	—	22,842,754
Lyondell Chemical Company common stock	38,476,585	—
Mutual Funds	66,280,588	49,992,525
U.S. Government Securities	51,689	12,829
Short-Term Investments	26,248,721	27,623,890
Participant Loans	4,079,330	3,487,961

Total Investments	138,158,623	106,542,373

Receivables:
Participants’ Contributions	—	217,840
Employer’s Contributions	—	142,745
Due (to) from Broker for Unsettled Transactions	5,153	144

Total Receivables	5,153	360,729

Net Assets Available for Benefits	$138,163,776	$106,903,102

See Notes to the Financial Statements.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2004

Contributions:
Participant	$8,134,839
Employer	3,885,007

Total	12,019,846

Investment Income:
Dividend	1,575,665
Interest	207,250
Net appreciation in fair value of investments	28,574,559

Total	30,357,474

Benefits paid to participants	(11,091,036)
Transaction fees	(25,610)

Net increase	31,260,674

Net Assets Available for Benefits
Beginning of period	106,903,102

End of period	$138,163,776

See Notes to the Financial Statements.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. Description of the Plan

General - The Millennium Savings and Investment Plan (the “Plan”) is a defined contribution plan for employees and vested former employees of Millennium Chemicals Inc. (“Millennium” or the “Company”) and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan.

On November 30, 2004, Lyondell Chemical Company (“Lyondell”) acquired Millennium in a stock-for-stock business combination. As a result of the acquisition, Millennium is a wholly owned subsidiary of Lyondell. In the acquisition, each share of the Company’s common stock was converted into the right to receive 0.95 shares of Lyondell common stock. In connection with the closing of the acquisition, all of the Company’s common stock held by the Plan was converted into shares of Lyondell common stock pursuant to the exchange ratio as described above.

Plan Administration – The Plan is administered by the Benefits Administrative Committee. Fidelity Management Trust Company (“Fidelity”) is the recordkeeper and trustee of the Plan. The trustee makes payments as authorized by the Plan. Millennium pays all administrative expenses of the Plan. The transaction fees are paid by the participants. The Plan sponsor, Millennium America Holdings, Inc., the Benefits Administrative Committee and trustee do not take responsibility for the investment decisions of individual participants.

Contributions – Subject to the Internal Revenue Code limitation on the maximum amount of an employee’s contribution on a pre-tax basis to $13,000 and $12,000 in 2004 and 2003, respectively, each year, participants may contribute up to 30% of eligible compensation in 1% increments for contribution into the Plan on a pre-tax basis. Millennium matches 75% of the first 6% of employee contributions. Contributions are recorded when withheld from participants by Millennium and are deposited twice each month. Prior to Lyondell’s acquisition of the Company, the Company contribution was funded with Millennium Chemicals Inc. common stock. Effective January 1, 2003, participants had the choice to retain their company match account within the Millennium Chemicals Stock Fund, or sell the stock and transfer the proceeds into one or more of the other investment options offered by the Plan, subject to Plan provisions. Effective November 29, 2004, the Company contribution is funded in cash and is deposited into each participant’s account based on the participant’s current investment elections. Effective December 1, 2004, the Millennium Chemicals Stock Fund was converted into the Lyondell Chemicals Stock Fund and the Millennium shares in the Millennium Chemicals Stock Fund were converted into Lyondell shares as described above. Participants are immediately vested in their contributions, company contributions and earnings thereon.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments and Borrowings - Distributions of any participant’s vested account balance may be made upon the participant attaining certain age requirements, termination of employment, death, permanent disability, termination of the Plan or a change in control as defined in the Plan document. Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal of any type is allowed in a 12-month period.

Participants may borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant’s balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing, with the exception of loans in excess of $15,000 used to acquire a primary residence, which are repayable over a period of up to 10 years. As loans are repaid, both the principal and interest are deposited to the participant’s current investment fund elections. A portion of a participant’s investment account is pledged as collateral for the loan.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS – (CONTINUED)

Termination Provision – Although it has not expressed any intent to do so, Millennium has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting, except for withdrawals and borrowings which are recorded when paid.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, is included in “Investment income” in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Use of Estimates - The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in funds, which includes a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS – (CONTINUED)

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended (“the Code”). The Plan has received a favorable determination letter from the Internal Revenue Service dated December 2, 2002. The Plan has been amended since receiving the determination letter. However, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

4. Reconciliation of the Plan Financial Statements to Schedule H of Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Schedule H of Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$138,163,776	$106,903,102
Deemed distributions of participant loans	(19,557)	(14,836)

Net assets available for benefits per Schedule H of Form 5500	$138,144,219	$106,888,266

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:

2004
Total benefits paid to participants per the financial statements	$11,091,036
Deemed distributions of participant loans	4,721

Total expenses per Schedule H of Form 5500	$11,095,757

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H of Form 5500.

Deemed Distribution—A participant loan is deemed distributed during the plan year under the provisions of Internal Revenue Code section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant’s individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS – (CONTINUED)

5. Investments in Excess of 5% of Assets

The following individual investments represented more than 5% of Plan assets at December 31, 2004:

Lyondell Chemical Company Common Stock	$38,476,585
Fidelity Retiree Money Market Fund	24,517,888
Fidelity Mid-Cap Fund	11,726,548
Spartan US Equity Index Fund	10,053,641
Fidelity Diversified International Fund	7,885,412
Fidelity Freedom 2030 Fund	7,877,759

The following individual investments represented more than 5% of Plan assets at December 31, 2003:

Fidelity Retiree Money Market Fund	$26,458,947
Millennium Chemicals Inc. Common Stock	22,842,754
Fidelity Mid-Cap Fund	10,658,929
Spartan US Equity Index Fund	8,162,218
Fidelity Freedom 2030 Fund	7,081,173

During 2004, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $28,574,559 as follows:

Millennium Chemicals Inc. common stock	$21,561,592
Mutual funds	5,019,747
Lyondell Chemical Company Inc. common stock	1,993,220

$28,574,559

See “General” section of Note 1 regarding conversion of Millennium Chemicals Inc. common stock to Lyondell Chemical Company common stock.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS – (CONTINUED)

6. Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2004	2003
Net Assets:
Millennium Chemicals Inc. common stock	$—	$22,842,754
Short-Term investments	—	315,391

	$—	$23,158,145

Year Ended December 31, 2004
Changes in Net Assets:
Net appreciation	$21,561,592
Contributions	3,841,408
Benefits paid	(1,507,134)
Interfund transfers	(47,054,011)

$(23,158,145)

The employer matching portion of the Millennium Chemicals Stock Fund was non-participant directed, except as noted in Note 1. Effective November 29, 2004, the employer matching contribution is posted to the participant’s account based on the current participant’s investment allocation of funds.

7. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity, trustee and recordkeeper of the Plan, and shares of Lyondell’s common stock, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are permissible under provisions of ERISA. Millennium pays the costs of administering the Plan.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

EIN: 98-0045720 , P/N: 036

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	BROKERAGELINK
	Common Stock			$3,020,585
	Mutual Funds			3,449,322
	Government Debt			51,689
	Right and Warrants			1,125
	Cash and Money Market			952,250
*	Lyondell Chemical Co. Stock	Common Stock	21,577,666	38,476,585
	PIMCO Total Return Adm	Registered Investment Company		3,090,165
	PIMCO High Yield Adm	Registered Investment Company		1,001,775
	LM Value Trust FI CL	Registered Investment Company		1,974,684
*	Fidelity Equity Inc.	Registered Investment Company		2,085,321
*	Fidelity Growth Co.	Registered Investment Company		1,832,770
*	Fidelity Growth & Inc.	Registered Investment Company		1,387,032
*	Fidelity Low PR STK	Registered Investment Company		5,619,676
*	Fidelity Diversity Intl	Registered Investment Company		7,885,412
*	Fidelity Mid-Cap Stock	Registered Investment Company		11,726,548
*	Fidelity Freedom Income	Registered Investment Company		346,667
*	Fidelity Freedom 2000	Registered Investment Company		249,694
*	Fidelity Freedom 2010	Registered Investment Company		2,616,428
*	Fidelity Freedom 2020	Registered Investment Company		4,870,654
*	Fidelity Freedom 2030	Registered Investment Company		7,877,759
*	Fidelity Retirement Money Market	Registered Investment Company		24,517,888
	Spartan US Equity Index	Registered Investment Company		10,053,641
*	Fidelity Freedom 2040	Registered Investment Company		213,319
	Short Term Investments			778,587
*	PARTICIPANT LOANS	Interest rates ranging from 4.75% - 10.5%, maturity dates ranging from July 16, 2004 to June 5, 2015		4,059,773

				$138,139,349

*	Denotes party-in-interest transaction.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MILLENNIUM SAVINGS AND INVESTMENT PLAN

By:	/s/ Allen C. Holmes
ALLEN C. HOLMES
Chairman, Benefits Administrative Committee

Date: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page Where Located
23	Consent of Independent Registered Public Accounting Firm	13